LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

August 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 16, 2021
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 28, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form S-1 filed April 16, 2021

Management Discussion and Analysis

Overview

Trends and uncertainties regarding revenue and operations

Impact of COVID-19 on the Company, page 48

1.	Please update this section, as appropriate, to address the impact of the American Rescue Plan Act of 2021 on your business. Please further update this section to clarify the current status of your receipt of funds under HEERF pursuant to the CARES Act and CRRSAA, and to describe your uses of such funds. This revised disclosure and your related disclosures in Notes 6, 9 and 10 of the financial statements should be consistent and accurate. Finally, to the extent possible and given the amount of time that has passed since the initial outbreak of COVID-19, revise your prospectus in appropriate places to describe with greater specificity and quantify the impact of COVID-19 on your operations, as well as update your disclosure regarding known trends and uncertainties that have had or likely will have a material impact on your business and results of operations as a result of COVID-19. Refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Consolidated Statements of Operations, page F-4

2.	We reviewed your response to comment 6. Please revise to also present basic and diluted per unit amounts. Refer to ASC 260-10-45. Regarding the pro forma amounts, please revise the related disclosure on page F-12 to disclose the exchange ratio of units to shares.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Notes to Consolidated Financial Statements

Acquisitions

Advanced Health Services, LLC dba Integrity College of Health (Integrity), page F-15

3.	There are two primary consolidation models: (1) the variable interest model and (2) the voting model. Please provide us with your analysis using these models. Further, explain why no non-controlling interest is presented.

RESPONSE:

In December 2019, pursuant to a Membership Interest Purchase Agreement (“MIPA”), the Company acquired 24.5% of the voting membership interests of Advanced Health Services, LLC (“Integrity”) from the then single member for $755,856. Pursuant to the MIPA, the Company also acquired an option (“Option”), exercisable at any time from the date of the MIPA, pursuant to which it had the exclusive right to acquire the remaining 75.5% of the voting membership interests of Integrity for $100. At the time the Company entered into the MIPA and at all times through the exercise of the Option, which occurred on September 15, 2020, at which time the legal majority ownership interest changed, the $100 Option exercise price was deemed a nominal amount to the Company, and the Company exercised the Option prior to its termination date.

The Company determined that the consolidation of Integrity was required beginning upon the closing of the MIPA, which included the Option. The Company concluded that as a result of the $100 Option, the Company was in fact the primary beneficial owner of Integrity and therefore, consolidation under Accounting Standards Codification (“ASC”) 810 was required for the duration of the term of the Option. Once the Option was exercised in September 2020, Variable Interest Entity (“VIE”) was no longer applicable as the Company became the sole (100%) member of Integrity.

Pursuant to generally accepted accounting principles in the United States of America, there are five considerations in determining whether an entity is a VIE. The presence of any one of the five considerations requires the Company to consolidate under the VIE rules:

First:	The legal entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support.

Second:	The equity-at-risk group lacks the power to direct the activities that most significantly impact the legal entity’s economic performance.

Third:	The equity-at-risk group is not obligated to absorb the legal entity’s expected losses.

Fourth:	The equity-at-risk group does not have the right to receive the legal entity’s expected residual returns.

Fifth:	The individual equity investors’ voting rights and economic interests in the legal entity are disproportionate, and substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting right.

The Company determined that at closing of the MIPA, the first, second and fourth considerations required the Company to consolidate Integrity as a variable interest. In addition, the Company believed that it was probable, at the time of the acquisition of the Option, that the Company would elect to exercise the Option prior to its relatively short termination period.

First. Integrity lacked sufficient equity at risk. At the time of the acquisition of the 24.5% membership interest, the Company had already advanced significant funds, which were then included as part of the purchase price. The Company evaluated the sufficiency of Integrity’s equity excluding the advances made by the Company. Integrity’s deficit balance the day prior to the execution of the MIPA was $877,586, and therefore, less than the 10% threshold considered in ASC 810-10. Subsequent to the acquisition of the 24.5% membership interest and the Option, Integrity remained dependent upon the continued financial support of the Company. Integrity did not have the means to independently finance its losses (it did not have (i) the ability to borrow money, (ii) an available line of credit, and (iii) the then sole member was not in a position to advance significant required funding).

Second. Direct the activities of the entity. Under the second consideration, at the closing of the MIPA, the Company held, what it considers to be, immediate and irrevocable complete participation rights (ASC 810-10-25 pp2 and pp5). As the non-controlling member over the majority member (equity-at-risk member), the Company had ultimate power to direct all activities of the entity, while the Option remained outstanding, due to the fact that the Option payment to acquire Integrity was a nominal amount to the Company at all times. The Company again notes that at the time of the Company acquired the Option, the Company considered it probable that it would elect to exercise the Option prior to its expiration date. The Company considers the payment of the $100 Option exercise price to be akin to being able to exercise a participation right (or if the Voting Interest Model were to be invoked, the $100 exercise price would be akin to being able to exercise a kick-out right).

Fourth. Receive the residual returns of the entity. Under the fourth consideration, the Company held the right to obtain, in full, all gains of the entity. Given the nominal nature of the exercise price of the Option, coupled with the Company’s probable intent to exercise the Option prior to its expiration date, the equity investment at risk held by the majority member lacked the right to receive the expected residual returns under ASC 810-10-15-14(b)(3) (the Company notes the clause in ASC 810-10-15-14(b)(3) such that outstanding stock options are not normally considered to cap returns; however, in this instance they clearly do, since the Option is held by the Company). Essentially, the nominal nature of the exercise price of the Option transferred all potential gains of Integrity to the Company.

In response to the Staff’s question regarding why the Company has not recorded a non-controlling interest, the Company noted in its previous response that it had determined that given the nature of the Option held by the Company, there was no non-controlling interest. In this case, the Company considered the following facts:

1.	The exercise price of the Option was nominal in nature;

2.	The fact that the Company believed it was probable that the exercise of the Option would occur; and

3.	The Company was party to a management consulting agreement with Integrity pursuant to which the Company was providing Integrity with potential strategies to improve its operations, and thus, was keenly aware of the optics of excluding losses to members (future shareholders) during this period.

Based on the facts and circumstances described above, the Company concluded that the presentation of a non-controlling interest was not representative of the nature of the transaction or the relationship.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By: LeeAnn Rohmann
Title: Chief Executive Officer